



NEWS RELEASE

News Release 03-07

Release of Interim Financial Report ended June 30 2003

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the release of its second quarter report for the six months ended June 30, 2003. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or the Company's website at www.redcorp-ventures.com.

Selected Financial Information:

The Company's expenditures in the first six months of 2003 totalled $471,624 (2002 - $264,683) primarily in relation to start-up of exploration operations at the Tulsequah zinc-copper-silver-gold massive sulphide project in northern British Columbia, owned and operated by the Company's wholly-owned subsidiary Redfern Resources Ltd.

The Company completed a brokered financing on May 14, 2003 which raised net proceeds of $2,092,000, including $1,600,000 in flow-through share funds for the Tulsequah Exploration program. Total funds realized through the issuance of share capital in the first six months of 2003, including option and warrant exercise, was $2,257,244 compared to $492,566 in the corresponding period of 2002.

During the first six months of 2003 the Company recorded a net loss of $423,298 compared to a loss of $138,384 in the corresponding period of 2002. Consolidated working capital at the end of the period stands at $2,056,894.

The Company's subsidiary, Redfern Resources Ltd., is conducting a drilling exploration program to define extensions to the Tulsequah Chief massive sulphide deposit. The drill program is expected to continue through October of 2003.

Further information on Redcorp, Redfern and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by contacting the Company at (604) 669-4775.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

dlw 9/10

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330



REDCORP VENTURES LTD.

Interim report for the six months ended June 30, 2003

Management Discussion and Analysis

This discussion should be read in conjunction with the accompanying six month unaudited consolidated financial statements for Redcorp Ventures Ltd. and its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern"), (collectively the "Company"), and related notes for the period ending June 30, 2003.

The Company is engaged in the business of acquiring and exploring mineral properties with the aim of developing them to a stage where they can be exploited at a profit. The Company's properties are the inactive Hawk gold project in north central British Columbia and the Tulsequah Project in northwest British Columbia which is owned and operated by Redfern.

During the six months ended June 30, 2003 the Company completed a brokered financing to obtain working capital and to advance the Tulsequah project which had received a new Project Approval Certificate (PAC) on December 13, 2002. The Company raised gross proceeds of $2,400,000 through the issuance of 8,000,000 flow-through shares at $0.20 per flow-through share and 4,000,000 Units at $0.20/Unit.. Each Unit consisted of one share and a non-transferable warrant for a full common share at a price of $0.25 for two years from closing. The financing closed on May 14, 2003. Net proceeds after deduction of financing costs of $307, 906 totalled $2,092,094. In addition the Company issued 635,000 shares pursuant to exercise of outstanding warrants to net $158,750. An additional $6,400 was realized on the exercise of 40,000 share options. Total funds realized through issuance of share capital in the first six months of 2003 totalled $2,257,244 compared to $492,566 during the corresponding period in 2002.

The exploration program at the Tulsequah project commenced in early June. Work was also conducted to advance outstanding permitting requirements to secure an amended federal Canadian Environmental Assessment Act (CEAA) screening authorization and to resolve conditions attached to the new Project Approval Certificate. Additional work commenced in June to assess further remediation and environmental impact mitigation works for the Tulsequah Project.

The exploration program at the Tulsequah project consists of exploration drilling from surface and underground. In excess of 8,000 metres of drilling is anticipated using a budget of $1.6 million in flow-through funding raised in the May financing. The primary target is the location and definition of new resources within a parallel mineralized structure adjacent to the currently defined resource at the Tulsequah Chief Mine. As of June 30 a total of 1,400 metres were completed in 3 drill holes, 2 from surface and one from underground. The drilling program is expected to continue into October.

During the six months ended June 30, 2003 the Company's total expenditures were $471,624 as compared to $264,683 in the same period of 2002. This increase principally reflects the increased exploration costs associated with the start-up of the Tulsequah project exploration program. Administration and overhead expenses in the six months ending June 30, 2003 were $157,314 compared to $213,482 in the corresponding period of 2002. The lower overhead is due principally to reductions in salaries, rent and taxes relative to the same period in 2002.

Income from interest, and revenue from investment interests in oil and gas properties (before depletion) during the first six months of 2003 was $49,602 - increased from the same period in 2002 ($38,711) due in part to slight increases in oil and gas prices in 2003 but principally due to increased interest rates in 2003 for investments in cash and cash-equivalents.

During the first six months of 2003 Redfern recorded a gain from the sale of a portion of its securities held of EuroZinc Mining Corporation ("EZM") in the amount of $13,127. During the equivalent period in 2002 Redfern recorded a gain from the sale of EZM shares in the amount of $103,890. As of June 30, 2003 Redfern continues to hold 348,426 Eurozinc shares.

As disclosed in the Company's Annual Report Redfern has a contingent liability associated with legal costs awarded to the Taku River Tlingit First Nation as a result of judicial review proceedings conducted in 2000. The total amount of this judgement was determined in May to be $185,000. Redfern is currently in discussions with the provincial government to determine its share of costs which may be up to 50% or $92,500. It is expected that the final amount will be determined and recorded in the third quarter.

During the first six months of 2003 the Company recorded a net loss of $423,298 compared to a loss of $138,384 in the corresponding period of 2002. Consolidated working capital at the end of the period stands at $2,056,894.

REDCORP VENTURES LTD.

Consolidated Balance Sheets

	June 30 2003 (unaudited)	December 31, 2002 (audited)
ASSETS		
Current Assets:		
Cash & term deposits	$ 1,987,619	$ 172,945
Accounts receivable	38,902	43,362
Income tax recovery	21,346	37,630
Prepaid expenses	14,104	21,273
Total current assets	2,061,971	275,210
Long term investment	18,331	40,936
Fixed assets	31,318	8,161
Oil & Gas interests	2,965	19,267
Mineral leases and claims	3,179,200	3,179,200
Cash and term deposits held for future remediation	1,940,284	1,962,284
	$ 7,234,069	$ 5,485,058
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 5,077	$ 90,012
	5,077	90,012
Shareholders' Equity:		
Share Capital:		
Authorized - Unlimited		
Issued and fully paid (note 2)	34,753,290	32,496,046
Deficit	(27,524,298)	(27,101,000)
Total shareholders' equity	7,228,992	5,395,046
	$ 7,234,069	$ 5,485,058

Notes to Consolidated Financial Statements

1. Accounting Policies:

The "Company" consists of Redcorp Ventures Ltd. and it's wholly owned subsidiary Redfern Resources Ltd.

The information as at June 30, 2003 and for the three month periods ended June 30, 2003 and 2002 is unaudited. However, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for the periods presented. The unaudited interim consolidated financial statements are prepared using accounting policies consistent with and should be used in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2002.

2. Share Capital:

(a) *Authorized, issued and outstanding:*

Authorized share capital consists of unlimited number of no par value common shares.

Details of shares issued and outstanding are as follows:

	June 30, 2003		June 30, 2002	
	Number	Amount	Number	Amount
Balance, beginning of period	27,915,255	$ 32,496,046	24,482,963	$ 32,015,716
Issued for cash:				
Options exercised	40,000	6,400	-	-
Warrants exercised	635,000	158,750	-	-
Private Placement	12,000,000	2,400,000	3,306,667	501,567
Acquisition of mineral claims		-	30,000	4,200
Finders Fee			95,625	15,300
Less Expenses of offering		(307,906)		(24,300)
Balance, end of period	40,590,255	$ 34,753,290	27,915,255	$ 32,512,483

(b) *Share purchase options:*

	Number of shares	Weighted average Exercise price
Outstanding, December 31, 2002	1,485,000	$0.16
Granted		
Exercised	(40,000)	$0.16
Expired		
Outstanding, June 30, 2003	1,445,000	$0.16

The options outstanding at June 30, 2003 expire between March 3, 2004 and March 13, 2007.

REDCORP VENTURES LTD.

Consolidated Statements of Operations and Deficit

(UNAUDITED)

	FOR THE THREE MONTH PERIOD ENDED June 30 2003	June 30 2002	FOR THE SIX MONTH PERIOD ENDED June 30 2003	June 30 2002
Oil & Gas Revenue	$ 12,500	$ 8,500	$ 20,600	$ 19,000
Depletion	(8,151)	(8,151)	(16,302)	(16,302)
	4,349	349	4,298	2,698
Interest revenue	28,970	10,030	29,002	19,711
Other Income	-		1,899	-
Gain on Sale of Securities	3,657	-	13,127	103,890
	36,976	10,379	48,326	126,299
Expenses				
Exploration costs	274,255	32,271	314,310	51,201
Project generation	586	1,396	586	21,379
Amortization	1,326	743	2,065	1,427
Communication	2,192	1,691	5,042	2,696
Fees and taxes	10,896	26,013	21,076	39,367
Legal and audit	16,626	12,630	24,916	24,538
Office	15,249	19,386	18,367	21,583
Other	12,093	8,629	20,549	16,022
Rent	591	7,300	5,042	12,592
Salaries	29,380	37,198	58,643	73,034
Travel	744	797	1,028	844
	363,938	148,054	471,624	264,683
Loss before taxes	(326,962)	(137,675)	(423,298)	(138,384)
Net earnings (loss)	(326,962)	(137,675)	(423,298)	(138,384)
Deficit, beginning of period	(27,197,336)	(26,464,574)	(27,101,000)	(26,463,865)
Deficit, end of period	$ (27,524,298)	$ (26,602,249)	$ (27,524,298)	$ (26,602,249)
Earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

REDCORP VENTURES LTD.

Consolidated Statements of Cash Flows

(UNAUDITED)

	FOR THE THREE MONTH PERIODS ENDED		FOR THE SIX MONTH PERIODS ENDED	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Cash provided by (Used in)				
Operations:				
Net loss	$ (326,962)	$ (137,675)	$ (423,298)	$ (138,384)
Items not affecting cash				
Amortization	1,326	743	2,065	1,427
Oil and gas depletion	8,151	8,151	16,302	16,302
Gain on sale of securities	(3,657)		(13,127)	(103,890)
Net change in non-cash operating working capital	-67,126	25,920	-57,022	(13,665)
	(388,268)	(102,861)	(475,080)	(238,210)
Financings:				
Issuance of share capital to acquire mineral property	-		-	4,200
Issuance of share capital for cash	2,244,594	492,566	2,257,244	492,566
	2,244,594	492,566	2,257,244	496,766
Investments				
Acquisition of mineral claims	-		-	(4,200)
Proceeds on sale of long term investment shares	10,439	-	35,732	172,231
Purchase of fixed assets	(22,846)	(5,864)	(25,222)	(6,585)
Cash and term deposits held for future remediation	22,000	(9,616)	22,000	(19,126)
	9,593	-15,480	32,510	142,320
Increase (decrease) in cash	1,865,919	374,225	1,814,674	400,876
Cash and term deposits, beginning of period	121,700	235,494	172,945	208,843
Cash and term deposits, end of period	$ 1,987,619	$ 609,719	$ 1,987,619	$ 609,719

FILE No. 82-1824

REDCORP

03 SEP 10 AM 7:21

NEWS RELEASE

August 18, 2003 News Release 03-06

Tulsequah Project Exploration - High Grade Gold-Silver Zone Intersected

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the latest results of ongoing drilling at the Tulsequah Chief project in northwestern BC, owned and operated by its wholly-owned subsidiary, Redfern Resources Ltd. A total of ten drill holes have been completed to date with analytical results available, in whole or in part, for eight holes.

Recent drill holes exploring for the western extension of the main Tulsequah deposit have intersected a significant precious metal rich zone 90 meters to the west of the current resource. **Hole TCU03077 intersected a 7.6 meter section which assayed 16.26 grams per tonne gold and 510.7 grams per tonne silver.** Two other holes drilled beneath this hole on the same section, TCU03078 and TCU03079, intersected narrower zinc-rich zones with traces of visible gold observed in both holes. Drilled widths are interpreted to be close to true widths for these intersections

Hole TCU03077 also intersected a stratigraphically-lower, base-metal sulphide zone which assayed 1.47% zinc over 11.6 meters. The mineralization intersected by these holes is interpreted to be the extension of the main Tulsequah deposit, and indicates potential to further increase the size of the current resource.

Three additional holes, TCU03074, TCU03075 and TCU03076 have also been completed on the F zone target. These holes are following up on previously released holes TCU03072 and TCU0373 which intersected a new massive sulphide lens. This lens occurs some 200 meters to the west of the Tulsequah deposit and is separated from it by a section of intensely altered and weakly mineralized rhyolite and by the 4400E fault, which has offset the mine stratigraphy approximately 100 meters. The F zone lies to the west of the 4400E fault.

As previously reported, drill hole TCU03074 intersected a narrow zone of zinc-facies mineralization adjacent to, and truncated by, the fault. Holes TCU03075 and TCU03076 were targeted on the down-dip extension of the F zone on the west side of the 4400E fault. However, they intersected the favourable horizon on the east side of the fault, which has shifted further to the west than anticipated. Both holes intersected a thick section of intensely altered, mineralized pyrite-rich rhyolite, with a narrow zone of high-grade massive sulphide in TCU03076. This is interpreted to be the distal equivalent of the Tulsequah deposit. The continuation of the F zone is still expected to lie to the west of these holes, across the fault.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

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PRESIDENT OF THE ... [illegible]

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REDCORP

Drill Hole	From	To	Length (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU03072*	282.3	290.4	8.1	1.26	19.65	0.55	0.22	2.56
TCU03073*	238.7	248.3	9.6	1.72	17.17	1.50	0.05	0.41
TCU03074	229.0	231.2	2.2	1.06	51.16	0.24	1.33	2.48
TCU03076	361.8	362.7	0.9	3.23	256.0	0.27	2.06	12.80
TCU03077	234.4	242.0	7.6	16.26	510.69	0.08	0.73	1.22
and	258.9	270.5	11.6	0.40	14.14	0.34	0.20	1.47

* results previously reported

The Company is very encouraged by these results, which are identifying a precious-metal enriched lateral extension of the main Tulsequah deposit and continue to indicate a high probability of significant new sulphide mineralization in the F zone target area west of the main Tulsequah deposit. A lithogeochemical sampling program was recently initiated to assist in defining the altered volcanic stratigraphy. Analysis and interpretation of these samples is expected in September.

Ongoing drilling is targeting western extensions of the Tulsequah deposit and additional holes are planned to probe the F zone target across the 4400E fault and farther west of the reported holes, with the exploration drilling program expected to last into late October.

All analytical work for the current program is being done by Eco-Tech Laboratories Ltd. in Kamloops, BC. A systematic series of quality control samples, including sample duplicates, blanks and standards, is being inserted in the sample batches on the property. The exploration program is being supervised by Redfern's Vice President of Exploration - Robert Carmichael, P.Eng who is the Qualified Person for technical reporting for the exploration program.

Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

